SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDER PARTICIPATION

IN THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 27, 2026

1

INDEX

MESSAGE FROM THE MANAGEMENT	3
GUIDELINES FOR SHAREHOLDER PARTICIPATION AND DEADLINES	4
CALL NOTICE	8
RELATED DOCUMENTS AND LINKS	11
ANNEX 1: POWER OF ATTORNEY TEMPLATE – INDIVIDUAL	12
ANNEX 2: POWER OF ATTORNEY TEMPLATE – LEGAL ENTITY	13
GUIDE TO USING THE WEBEX PLATFORM FOR ACCESS AND PARTICIPATION	14

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MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

In line with our commitment to continuously seek the best Corporate Governance practices, we have prepared this manual for shareholder participation in the Extraordinary General Meeting of the Company (“Manual”), to be held on April 27, 2026, at 10:00 a.m., exclusively in digital form, pursuant to Article 5, § 2, item I and Article 28, §§ 1, 2, and 3 of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81, dated March 29, 2022 (“CVM Resolution 81”), through the Webex digital platform (“Digital Platform” and “Meeting”, respectively).

The Meeting has been convened to consider the following agenda (“Agenda”):

1.               Amendment to the caput of Article 1 of the Bylaws to reflect the change of the Company’s legal domicile to the City of São Paulo, State of São Paulo;

2.               Amendment to the caput of Article 16 of the Bylaws to align the deadline provided therein with the deadline for submitting documents for participation in digital shareholders’ meetings, as established by CVM regulations;

3.               Amendment to Article 24 of the Bylaws to enhance the rules regarding the replacement of board members in the event of a vacancy;

4.               Inclusion of an Arbitration Clause and corresponding amendments to the Company’s Bylaws; and

5.               Due to the amendments approved in items 1 to 4 above, resolution on the consolidation of the Company’s Bylaws, including renumbering articles and paragraphs as applicable.

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GUIDELINES FOR SHAREHOLDER PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participating in the Meeting, we provide this Manual.

The information related to such resolutions is available to the Shareholders in the Company’s office located at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, City of São Paulo, State of São Paulo - CEP 05501-050, under the care of the Company’s Investor Relations Department, with Mrs. Rosana Cristina Avolio, at the websites of the Company (www.braskem-ri.com.br), of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br). The information and documents required by CVM Resolution 81 were duly presented to CVM through the Empresas.Net System.

Shareholders’ Participation

As permitted by the Brazilian Corporation Law and by CVM Resolution 81, the Meeting shall be held in an exclusively digital manner, reason why the Shareholders may only participate:

(a)	via remote voting ballot (“Ballot”), and the detailed instructions regarding the documentation required for remote voting are contained in the Ballot, which can be accessed through the abovementioned websites; and

(b)	via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Ballot or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Ballot and that, if it so wishes, votes at the Meeting, all voting instructions received through the Ballot shall be disregarded.

Since the Shareholders’ Meeting will be held exclusively in digital format, it is noted that Shareholders who vote or participate in the Meeting, in any of the forms provided herein (Ballot or Digital Platform), including the beneficial owners of American Depositary Receipts (“ADRs”) representing preferred shares who submit voting instructions to the ADR depositary institution, and who wish to request and/or vote in a potential separate election of a member of the Company’s Board of Directors, must send directly to the Company, by April 25, 2026, via the e-mail braskem-ri@braskem.com, evidence of uninterrupted ownership of the shares (or ADRs), pursuant to Article 141, paragraph 6, of the Brazilian Corporations Law.

We provide below detailed information on the deadlines and procedures to take part in the Meeting:

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(a)              Remote Voting Ballot: the Company shall adopt the remote voting system pursuant to CVM Resolution 81, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations through the website https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/atendimento/ perguntas-frequentes or through e-mail PreAtendimentoEscritural@itau-unibanco.com.br); or (iii) directly to the Company: (iii.1) by sending a hard copy to the Company’s offices located at Rua Lemos Monteiro, 120, 24º andar, in the City of São Paulo, State of São Paulo, CEP 05501-050; or (iii.2) by sending a digital copy to e-mail braskem-ri@braskem.com, with a request for receipt confirmation, pursuant to the instructions contained in the Ballot itself.

(b)              Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date set for the Meeting to be held, that is, by April 25, 2026, which must also be properly accompanied by all of the Shareholder’s documents for participation in the Meeting (as detailed below, in the Meeting Call Notice and in the Management Proposal for the Meeting), and we note that access to the Digital Platform shall be forbidden for shareholders that do not submit the require participation documents within the deadline set herein, pursuant to article 6, paragraph 3, of CVM Resolution 81.

The Company shall send the individual access invitations to the Digital Platform, as well as the corresponding instructions for accessing the Digital Platform, to the Shareholders who have submitted their request within the deadline and under the conditions described above. The Shareholder who participates via the Digital Platform, or whose distance voting ballot has been deemed valid by the Company, shall be considered present at the Shareholders’ Meeting, may exercise the respective voting rights, and shall be deemed a signatory to the corresponding minutes of the Meeting, pursuant to Article 47, paragraph 1, of CVM Resolution 81.

If the Shareholder who has duly requested their participation does not receive from the Company the email with instructions for access and participation in the Meeting at least 24 hours in advance (i.e., by 10:00 a.m. on April 26, 2026), they should contact the Company by phone at +55 (11) 3576-9531 – in any case, before 08:00 a.m. on April 27, 2026, so that their respective access instructions can be resent (or provided by phone).

The Company shall provide technical support in case the Shareholders have problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

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The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Digital Platform at least 15 minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

Foreign Shareholder Present at the Meeting

Foreign Shareholders must submit the same documents as Brazilian Shareholders, and exceptionally for this Meeting the Company shall waive the need for notarization, consularization, annotation and sworn translation of all representation documents of the Shareholder, sufficing to send a simple copy of the original counterparts of all such documents to the Company’s e-mail stated above.

Forwarding the Documentation

The Shareholders that wish to participate in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date scheduled for the Meeting, that is, by April 25, 2026, a simple copy of the original counterparts of the following documents:

(i)	evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares;

(ii)	if the Shareholder is a legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Board that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund's regulation, together with the information referred to above regarding its administrator or manager;

(iv)	additionally, in case of representation of a Shareholder (individual, legal entity or investment fund) by a proxy, the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporation Law; and

(v)	with respect to Shareholders participating in the fungible custody of registered shares, the statement containing the respective shareholding, issued by the competent entity.

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Pursuant to article 6, paragraph 3 of CVM Resolution 81, access to the Digital Platform will not be allowed for Shareholders who do not present the necessary participation documents within the period set forth herein.

The Company shall waive the sending of the physical counterparts a of the Shareholders’ representation documents to the Company’s offices, as well as the certification of the authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

Voting Impediments

Pursuant to the Brazilian Corporation Law, a Shareholder may not vote on resolutions of the general meeting related to the approval of its accounts as administrator, nor on any other resolutions which may specifically benefit said Shareholder or in which it and the Company have conflicting interests.

If any of the attending shareholders claim an alleged conflict of interests of a Shareholder, which prevents it from voting in the meeting, or in another legal event of vote impediment, and if the Shareholder itself has not declared its impediment, the presiding board of the Meeting shall suspend the resolution to listen to and receive such allegation, together with any counterclaims of such Shareholder, before voting on the matter. The chairman of the Meeting himself may, if he verifies a vote obstruction, request a clarification on the situation from the shareholder before voting the matter.

In line with the understanding of CVM, in situations in which the vote obstruction is unequivocal and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such obstruction, and he is not allowed to obstruct the vote in other situations, without prejudice to the legal provisions on the possible annulment of the vote cast.

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON APRIL 27, 2026

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to meet at an Extraordinary General Meeting, in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3, of CVM Resolution No. 81, (“CVM Resolution 81”), to be held on April 27, 2026, at 10:00 a.m., through digital platform Webex (“Digital Platform” and “Meeting”, respectively), to resolve upon the following Agenda:

1.               Amendment to the caput of Article 1 of the Bylaws to reflect the change of the Company’s legal domicile to the City of São Paulo, State of São Paulo;

2.               Amendment to the caput of Article 16 of the Bylaws to align the deadline provided therein with the deadline for submitting documents for participation in digital shareholders’ meetings, as established by CVM regulations;

3.               Amendment to Article 24 of the Bylaws to enhance the rules regarding the replacement of board members in the event of a vacancy;

4.               Inclusion of an Arbitration Clause and corresponding amendments to the Company’s Bylaws; and

5.               Due to the amendments approved in items 1 to 4 above, resolution on the consolidation of the Company’s Bylaws, including renumbering articles and paragraphs as applicable.

Camaçari/BA, March 26, 2026.

Héctor Nuñez

Chairman of the Board of Directors

General Information:

1. The Management Proposal (“Proposal”) contemplating all documentation relating to the matters on the Agenda, the remote voting ballot (“Ballot”) and the documents provided for in CVM Resolution 81 and other relevant information for the exercise of voting rights at the Meeting, were made available to the Company’s Shareholders on this date, in the manner provided for in CVM Resolution 81, and can be accessed through the websites of CVM (www.cvm.gov.br), the company (www.braskem.com.br/ri), and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

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2. As permitted by the Brazilian Corporations Law and by CVM Resolution 81, the Meeting shall be held exclusively through digital means, reason why the Shareholders’ participation may only occur:

(a)	via remote voting ballot, with detailed instructions regarding the documentation required for remote voting provided in the Ballot and in the Manual for Shareholder’s Participation, which can be accessed on the websites mentioned above; and

(b)	via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholder may: (i) simply take part in the Meeting, whether or not they have sent the Ballot; or (ii) participate and vote at the Meeting, noting that, for the Shareholders who have already sent the Ballot and wish to vote at the Meeting, all voting instructions received by Ballot will be disregarded.

3. Documents necessary to access the Digital Platform:

Shareholders that wish to participate in the Meeting must send an e-mail to braskem-ri@braskem.com, with acknowledgment of receipt, at least two (2) days in advance of the date scheduled for the Meeting, that is, by April 25, 2026, with the following documents, be they Brazilian or foreign Shareholders:

(vi)	proof issued by the financial institution that is the depositary for the book-entry shares of its ownership, proving the ownership of the shares;

(vii)	if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(viii)	if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation;

(ix)	additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (a) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney; and

(x)	with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

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Pursuant to article 6, paragraph 3, of CVM Resolution 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

4. Detailed information on the rules and procedures to take part at the Meeting, including guidelines on access to the Digital Platform and to the submission of the Ballot, can be found in the Manual for Shareholder Participation in the Meeting, in the Company’s Management Proposal and in other documents available on the websites of CVM (www.cvm.gov.br), the Company (www.braskem.com.br/ri) and B3 (www.b3.com.br).

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RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investor Relations – Braskem S.A.:	www.braskem-ri.com.br
Comissão de Valores Mobiliários – CVM:	www.cvm.gov.br
Securities and Exchange Commission – SEC:	www.sec.gov
B3 S.A. – Brasil, Bolsa, Balcão:	www.b3.com.br

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ANNEX 1: POWER OF ATTORNEY TEMPLATE – INDIVIDUAL

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers' Register of the Ministry of Economy (“CPF/ME”) under No. __________________, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with registered office at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on April 27, 2026, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, _____________, 2026.

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ANNEX 2: POWER OF ATTORNEY TEMPLATE – LEGAL ENTITY

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be held on April 27, 2026, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, _____________, 2026.

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GUIDE TO USING THE WEBEX PLATFORM FOR ACCESS AND PARTICIPATION

The Company clarifies that the Digital Webex Platform was chosen to carry out the Shareholders Meeting because it fulfills the requirements provided for in art. 28 Paragraph 1 of CVM Resolution 81, as it allows Shareholders the opportunity to express themselves and have simultaneous access to documents that have not been previously presented and that are presented during the Meeting. In addition, the Digital Platform allows full recording of the Meeting, as well as communication between participants, through the option “Chat” on the platform (see how to use this function in item 2.3 below).

Therefore, the Company makes the instructions below available to its Shareholders to serve as a guide / manual for using the Digital Platform on the day of the Meeting, in order to facilitate the participation of all those involved in the event.

Introductory Information

In order to have access to the Meeting, Shareholders must request an access link to the Meeting via email to braskem-ri@braskem.com, by April 25, 2026. The request must be accompanied by the necessary documents to participate in the meeting. Meeting, which were duly indicated in the Call Notice, in the Management Proposal and in this Manual for Participation in the Meeting.

The access to the Meeting via the Digital Platform will be restricted to shareholders or their representatives / attorneys-in-fact (“Participants”), members of the Company, and other persons whose presence is mandatory under the law or applicable regulation. The links to access the Digital Platform, containing the individual invitations, will be sent to the e-mail addresses that made the access request. Only one individual invitation will be sent per Participant.

The Company hereby informs that it will not authorize the participation in the Meeting of any Participant who has not requested the access link within the period indicated above, as well as for the Participants who request the link, but did so without presenting the necessary participation documents within the period above.

Participants who are accredited within the period indicated above undertake, as of now, to: (i) make use of individual invitations only and only for participation in the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to a third party, whether a shareholder or not, the invitation being very personal and non-transferable; and (iii) do not record or reproduce, in whole or in part, nor transfer, to a third party, whether he is a shareholder or not, the content or any information obtained on the Digital Platform during the Meeting.

If a certain Participant, duly qualified, does not receive the link to access the Meeting up to 24 (twenty four) hours in advance of the opening hours of the Meeting (that is, until 10:00 a.m. on April 26, 2026), he / she must enter contact the Investor Relations department of the Company, by phone +55 (11) 3576-9531, no later than 08:00 a.m. on April 26, 2026, so that they can be sent back (or provided by phone) respective access instructions.

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The Digital Platform is available for use via computer (desktop or laptops and the like) and via cell phone, through the Webex app, for Apple and Android phones. The Participant who chooses to participate in the Meeting via cell phone must download the Webex application on his mobile phone.

Recommendations

We suggest that Participants access the Digital Platform at least 15 (fifteen) minutes before the beginning of the Meeting, in order to avoid possible operational problems with the tool.

The Company recommends that Participants test and familiarize themselves previously with the Digital Platform, in order to avoid any surprises regarding the incompatibility of their electronic equipment with the tool, in addition to possible problems with its use on the day of the Meeting.

All Participants will start the Assembly with their microphones and videos disabled, and the event organizer must release them. Thus, after the presentation on each matter included in the Agenda of the Meeting, the Participant who wants to speak up must use the option "Questions and Answers" on the Digital Platform to register such request, so that the Participants will be given the floor in the order where requests are received by the Bureau. The manifestation will be exercised when the organizer of the event releases the audio of the requesting Participant.

As detailed in item 2 below, it should be noted that the platform's “Questions and Answers” function is not to be confused with the “Chat” function. Only through the “Questions and Answers” function will Participants be able to address the Bureau, including for the purposes of voting.

The “Chat” function can be used for communication between Participants.

Responsibilities and Rights

Braskem will not be responsible for connection problems that the Participants may face and other situations beyond the Company's control, such as instability in the internet connection or incompatibility of the Digital Platform with the Participant's equipment. As a result, we remind you that your experience may vary according to the browser and settings of your equipment (computer or cell phone).

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) record the Participants' statements and also to view the documents presented during the Meeting; (ii) registration of the authenticity and security of communications during the Meeting; (iii) registration of the attendance and votes cast by the Participants; (iv) compliance with any legal orders from competent authorities; and (v) defense of the Company, its administrators and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

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Technical support

The Company will provide remote technical support to Participants (pay attention to the recommendations described above), which will be provided via telephone 11 3576-9681.

Below, we have a brief guide, containing basic instructions for access (item 1) and participation in the Assembly (item 2), as well as how the tools available on the Digital Platform can be used by the Participants.

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1 – HOW TO JOIN THE MEETING

Step 1: You will receive an e-mail from the sender messenger@webex.com containing an invitation to access the Assembly. Clicking on the "Register" button will redirect you to the CISCO WEBEX website.

Important: If you can't find the e-mail, check your SPAM folder and check with your IT team that e-mails from the sender@webex.com have been cleared.

Convite para webinar Webex: Assembleia Geral Extraordinária da Braskem S./

BS

Braskem S.A <messenger@webex.com>

Para ◯ Video Conferencia

ⓘ Este remetente messenger@webex.com é de fora da sua organização.

ⓘ Se houver problemas com o modo de exibição desta mensagem, clique aqui para exibi-la em um navegador da Web.

webex by cisco

Braskem S.A convidou você a um webinar Webex que necessita de registro.

Assembleia Geral Extraordinária da Braskem S.A.

Organizador: Braskem S.A

segunda-feira, 27 de abril de 2026

10:00 | (UTC-03:00) Brasília | 1 h

Registrar-se

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Step 2: On the CISCO WEBEX website. Register for the Assembly by clicking on the "Register" button.

Step 3: Fill in the fields with the requested information and click on "Register".

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At the end of registration, the screen below will appear:

Step 5: Click on "OK" and wait to receive the confirmation e-mail as shown below.

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Step 6: When your participation in the event has been approved, a new confirmation e-mail will be sent. Open the email and click on "Accept" to enter the event in your calendar and until the time of the event (preferably 15 minutes before the scheduled time), click on "Join the meeting”.

IMPORTANT: the event will only be available 15 minutes before the scheduled time.

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Step 7: By the scheduled time, click on “Join with this browser” to proceed.

Step 8: By the scheduled time, click on ‘Enter as guest’.

Step 9: A new screen will open for you to enter your registered name and email address, click “Next”

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Step 10: When the meeting starts, the “Join the meeting” button will become active, allowing you to enter the Meeting.

2 – HOW TO PARTICIPATE / VOTE DURING THE MEETING

Introductory Information

Participants who take part in the Meeting via the Digital Platform will, for all legal purposes, be considered present at the Meeting and, as such, will be considered subscribers to the respective minutes and the Shareholders' Attendance Book of the Company, under the terms of Article 47, paragraph 1 of CVM Resolution 81.

Asking for the floor and voting - “Questions and Answers”

All Participants will start the Meeting with their microphones and videos deactivated, and the event organizer will have to release them. Thus, after the presentation of each matter on the Agenda of the Meeting, the Participant who wishes to speak must use the "Questions and Answers" option on the Digital Platform to register this request, so that the Participants will be given the floor in the order in which the requests are received by the Bureau. The demonstration will be exercised when the event organizer releases the audio of the requesting Participant.

Participants wishing to express their opinion in writing must send their opinion to the Board of the Meeting by the end of the Meeting, via e-mail to braskem-ri@braskem.com.

Participants wishing to comment on any matter not related to the agenda of the Meeting should use the contact channel with the Company through the Investor Relations area.

Below is a step-by-step guide to using this function on the Digital Platform:

Step 1: To take part in the ongoing vote or to ask to speak during the event, use the "Q&A" feature. To do so, click on the icon highlighted below and then on the "Q&A" button.

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Step 2: Then, to take part in the vote in progress or to ask to speak, simply click on the "Q&A" function and express your interest in using the microphone. When it's your turn, the event organizer will release your microphone so that you can speak:

IMPORTANT NOTE: The Company informs that it will only receive requests for expressions of interest made via the "Questions and Answers" function. As such, requests to speak via the "Chat" function (see item 2.3 below) will not be received by the Board of the Shareholders' Meeting.

Text messaging - Via Chat (Conversation between participants)

Step 1: The "Chat" function can be used for communication between Participants. To send a text message, click on the "Chat" button:

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Step 2: A new window will appear on the side of your screen. Choose the Participants, type in your message and press <ENTER>.

Any doubts or clarifications regarding the above may be resolved or requested, as the case may be, by contacting the Company's Investor Relations Department, by e-mail to braskemri@braskem.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.